UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Provention Bio, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
74374N102
(CUSIP Number)
December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This constitutes a late filing due to ministerial error.

SCHEDULE 13G

CUSIP No.	74374N102

1	Names of Reporting Persons
MacroGenics, Inc.
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
2,432,688
	6	Shared Voting Power

	7	Sole Dispositive Power
2,432,688
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,432,688*
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
6.1%**
12	Type of Reporting Person (See Instructions)
CO

*Consists of 2,432,688 shares of common stock ("Common Stock") of Provention Bio, Inc. (the "Issuer") issuable upon exercise of warrants held by MacroGenics, Inc. with an exercise price of $2.50 per share (the "Warrants").
** Based on 39,794,250 shares of Common Stock outstanding as of May 6, 2019, comprised of (i) 37,361,562 shares of Common Stock outstanding as of May 6, 2019 as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2019, filed with the Securities and Exchange Commission on May 8, 2019, and (ii) 2,432,688 shares of Common Stock issuable upon exercise of the Warrants.

Item 1.
(a)    Name of Issuer: Provention Bio, Inc.
(b)    Address of Issuer’s Principal Executive Offices: PO Box 666, Oldwick, New Jersey 08858
Item 2.

(a)	Name of Person Filing: MacroGenics, Inc.

(b)	Address of Principal Business Office or, if None, Residence: 9704 Medical Center Dr., Rockville, MD 20850

(c)	Citizenship: Delaware

(d)	Title and Class of Securities: Common Stock, $0.0001 par value

(e)	CUSIP No.: 74374N102

Item 3.	Statements filed pursuant to rules 13D-1(B) or 13D-2(B) or (C): Not applicable
Item 4.    Ownership: The information set forth in the cover page to this Schedule 13G is incorporated herein by reference thereto.
Item 5.    Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person. Not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. Not applicable

Item 8.	Identification and classification of members of the group. Not applicable

Item 9.	Notice of Dissolution of Group. Not applicable

Item 10.	Certifications. Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 26, 2019	MACROGENICS, INC.
	By:	/s/ Jeffrey Peters Jeffrey Peters Vice President and General Counsel